UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

WSFS Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

929328102
(CUSIP Number)

R. Ted Weschler c/o Peninsula Capital Advisors, LLC 404B East Main Street Charlottesville, VA 22902 (434) 297-0811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

Peninsula Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,601,379 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,601,379 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,601,379 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

(1)  Includes a warrant to purchase 129,310 shares of Common Stock (defined below) at an exercise price of $29.00 per share.

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

Peninsula Investment Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,601,379 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,601,379 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,601,379 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

(1)  Includes a warrant to purchase 129,310 shares of Common Stock at an exercise price of $29.00 per share.

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

R. Ted Weschler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,601,379 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,601,379 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,601,379 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

(1)  Includes a warrant to purchase 129,310 shares of Common Stock at an exercise price of $29.00 per share.

CUSIP No.	929328102

Explanatory Note

The purpose of this Amendment No. 1 to the Schedule 13D is to report the acquisition by the Reporting Persons of the 862,069 shares of Common Stock and a warrant to purchase 129,310 shares of Common Stock under the stock purchase agreement dated July 27, 2009 (the “Stock Purchase Agreement”) referred to in Item 6 of this Amendment No. 1.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of WSFS Financial Corporation, a Delaware corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 500 Delaware Avenue, Wilmington, Delaware 19801.

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON JULY 31, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 1,472,069 shares of Common Stock and the warrant to purchase 129,310 shares of Common Stock held in the account of the Partnership was $39,123,690 from the working capital of the Partnership.

No borrowed funds were used to purchase the 1,472,069 shares of Common Stock and a warrant to purchase 129,310 shares of Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON JULY 31, 2009.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer, there were 7,200,394 shares of Common Stock issued and outstanding as of September 24, 2009, adjusted for a warrant held by the Reporting Persons.  Based on such information the Reporting Persons report beneficial ownership of the following Shares:

The Investment Manager reports beneficial ownership of 1,601,379 shares of the Common Stock, representing 22.2% of the Common Stock outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,601,379 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,601,379 shares of Common Stock.

The Investment Manager specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

The Partnership reports beneficial ownership of 1,601,379 shares of Common Stock, representing 22.2% of the Common Stock outstanding.

The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,601,379 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,601,379 shares of Common Stock.

The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

Mr. Weschler reports beneficial ownership of 1,601,379 shares of the Common Stock, representing 22.2% of the Common Stock outstanding.

Mr. Weschler has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,601,379 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,601,379 shares of Common Stock.

Mr. Weschler specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)	Except for the Stock Purchase Agreement described in Item 6, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D/A.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Stock Purchase Agreement, the Partnership agreed to purchase directly from the Issuer (i) 862,069 shares of Common Stock, and (ii) a warrant for an aggregate purchase price of $25.0 million in cash (the “Transaction”). Under the Stock Purchase Agreement, the warrant is immediately exercisable and grants the Partnership the right, for ten years from the date of issuance, to purchase 129,310 shares of Common Stock at an exercise price of $29.00 per share.  The warrant permits the exercise price to be paid in cash or shares of Common Stock.  In addition, the Stock Purchase Agreement contains certain registration and indemnification rights.

On September 18, 2009, the Office of Thrift Supervision approved the Rebuttal of Rebuttable Determination of Control filed on behalf of the Partnership with respect to the Issuer and on September 24, 2009, the Partnership acquired the securities under the Stock Purchase Agreement.  As part of such approval, the Partnership has acknowledged and agreed to certain conditions under the Rebuttal of Rebuttable Determination of Control which is attached hereto as Exhibit D.

The Stock Purchase Agreement is described in more detail in the Issuer’s Form 8-K filed on July 27, 2009.

Other than the information disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

A.	Joint Acquisition Statement

B.	Stock Purchase Agreement dated July 27, 2009 *

C.	Form of Warrant to Purchase Common Stock *

D.	Rebuttal of Rebuttable Determination of Control

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009

PENINSULA CAPITAL ADVISORS, LLC* By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
PENINSULA INVESTMENT PARTNERS, L.P.* By: Peninsula Capital Appreciation, LLC General Partner By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
/s/ R. Ted Weschler * Name: R. Ted Weschler

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 24, 2009

PENINSULA CAPITAL ADVISORS, LLC* By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
PENINSULA INVESTMENT PARTNERS, L.P.* By: Peninsula Capital Appreciation, LLC General Partner By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
/s/ R. Ted Weschler * Name: R. Ted Weschler

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Exhibit D

REBUTTAL OF REBUTTABLE DETERMINATION OF CONTROL

Office of Thrift Supervision
Department of the Treasury	Northeast Region
Harborside Financial Center Plaza Five, Suite 1600 Jersey City, NJ 07311	Michael E. Finn
Telephone: (201) 413-1000 ● Fax (201) 413-7543	Regional Director

September 17, 2009

Mr. R. Ted Weschler
Managing Partner
Peninsula Capital Advisors, LLC
404B East Main Street, 2nd Floor
Charlottesville, Virginia 22902

Re: OTS Docket Nos.: H1232 / 07938
Dear Mr. Weschler:

This concerns the request for a rebuttal of control determination (as supplemented, the Rebuttal), filed on July 30, 2009, pursuant to 12 C.F.R. § 574.4(e), on behalf of Peninsula Investment Partners, L.P., Peninsula Capital Appreciation, LLC, Peninsula Capital Advisors, LLC, and R. Ted Weschler (collectively, the Peninsula Group) regarding WSFS Financial Corporation (WSFS Financial), Wilmington, Delaware parent of Wilmington Savings Fund Society, Federal Savings Bank, Wilmington, Delaware. The Rebuttal seeks to rebut the presumption of control arising under 12 C.F.R. § 574.4(b) with respect to the Peninsula Group’s proposed retention of greater than 10%, but not more than 25%, of the voting stock of WSFS Financial.

In making our determination we have relied on the representations set forth in the Rebuttal. Pursuant to 12 C.F.R. § 574.4(e)(3), OTS deems the Rebuttal sufficient and accepted. Enclosed is the fully executed Rebuttal of Control Agreement. As required by 12 C.F.R. § 574.4(e)(1)(i), please forward a copy of the executed agreement to WSFS Financial.

Very truly yours,

/s/ Michael E. Finn
Michael E. Finn
Regional Director

Enclosure

cc:	Mark A. Turner, Wilmington Savings Fund Society, Federal Savings Bank
Daniel H. Burd, Esq., Malizia Spidi & Fisch, PC
Martin J. Lavelle, OTS/NE

Rebuttal of Rebuttable Determination of Control Under Part 574

I.	WHEREAS

A.
Peninsula Investment Partners, L.P., a Delaware limited partnership (“Peninsula Investment”), its general partner, Peninsula Capital Appreciation, LLC (“Appreciation”) and its investment manager, Peninsula Capital Advisors, LLC (“Advisors”) (together with R. Ted Weschler, the managing member of Appreciation and Advisors, the “Peninsula Group”) are collectively the owners of 610,000 shares (the “Shares”) of the Common Stock, par value $0.01 per share “Common Stock”), of WSFS Financial Corporation (“WSFS Financial”), 500 Delaware Avenue, Wilmington, Delaware, the savings and loan holding company for Wilmington Savings Fund Society, Federal Savings Bank (“WSFS Bank”), 500 Delaware Avenue, Wilmington, Delaware, which Shares represent 9.85 percent of a class of “voting stock” of WSFS Financial as defined under the Acquisition of Control Regulations (“Regulations”) of the Office of Thrift Supervision (“Office”), 12 C.F.R. Part 574 (“Voting Stock”);

	B.	WSFS Bank is a “savings association” within the meaning of the Regulations;

C.
The Peninsula Group seeks to acquire, by means of (i) the purchase of 862,069 shares of Common Stock pursuant to the Stock Purchase Agreement between WSFS Financial and Peninsula Investment dated as of July 27, 2009 (the “Stock Purchase Agreement”), (ii) the exercise of a Warrant to be acquired, pursuant to the Stock Purchase Agreement, for the purchase of 129,310 shares of Common Stock (the “Warrant”), (iii) open-market stock purchases by Peninsula Investment or (iv) participation by Peninsula Investment in a rights offering or other Common Stock offering by WSFS Financial, additional shares of Common Stock of WSFS Financial (“Additional Shares”) such that the Peninsula Group’s ownership thereof will exceed 10 percent of a class of Voting Stock but will not exceed 25 percent of a class of Voting Stock of WSFS Financial;

D.
The Peninsula Group does not seek to acquire the Additional Shares for the purpose or effect of changing the control of WSFS Financial or WSFS Bank or in connection with or as a participant in any transaction having such purpose or effect;

E.
The Regulations require a company or a person who intends to hold 10 percent or more but not in excess of 25 percent of any class of Voting Stock of a savings association or holding company thereof and that also would possess any of the Control Factors specified in the Regulations, to file and obtain approval of an application (“Application”) under the Savings and Loan Holding Company Act (“Holding Company Act”), 12 U.S.C. 1467a, or file and obtain clearance of a notice (“Notice”) under the Change in Bank Control Act (“Control Act”), 12 U.S.C. 1817(j), prior to acquiring such amount of stock and a Control Factor unless the rebuttable determination of control has been rebutted;

	F.	Under the Regulations, the Peninsula Group would be determined to be in control, subject to rebuttal, of WSFS Financial and WSFS Bank upon acquisition of the Additional Shares;

	G.	The Peninsula Group has no intention to manage or control, directly or indirectly, WSFS Financial or WSFS Bank;

H.
The Peninsula Group has filed on July 28, 2009 a written statement seeking to rebut the determination of control, attached hereto and incorporated by reference herein (this submission referred to as the “Rebuttal”);

I.
In order to rebut the rebuttable determination of control, the Peninsula Group agrees to offer this Agreement as evidence that the acquisition of the Additional Shares as proposed would not constitute an acquisition of control under the Regulations.

II.
The Office has determined, and hereby agrees, to act favorably on the Rebuttal, and in consideration of such a determination and agreement by the Office to act favorably on the Rebuttal, the Peninsula Group and any other existing, resulting or successor entities of the Peninsula Group agree with the Office that:

A.
Unless the Peninsula Group shall have filed a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either shall have obtained approval of the Application or clearance of the Notice in accordance with the Regulations, the Peninsula Group will not, except as expressly permitted otherwise herein or pursuant to an amendment to this Rebuttal Agreement:

		1.	Seek or accept representation of more than one member of the board of directors of WSFS Financial or WSFS Bank;

2.
Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the board of directors of WSFS Financial or WSFS Bank or as president or chief executive officer of WSFS Financial or WSFS Bank;

		3.	Engage in any intercompany transaction with WSFS Financial, WSFS Bank or the affiliates of WSFS Financial and WSFS Bank;

4.
Propose a director in opposition to nominees proposed by the management of WSFS Financial or WSFS Bank for the board of directors of WSFS Financial or WSFS Bank other than as permitted in paragraph A-1 of this Section II;

5.
Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of WSFS Financial other than in support of, or in opposition to, a solicitation conducted on behalf of management of WSFS Financial;

6.
Do any of the following, except as necessary solely in connection with the Peninsula Group’s representative’s performance of duties as a member of the board of directors of WSFS Financial or WSFS Bank:

(a)
Influence or attempt to influence in any respect the loan and credit decisions or policies of WSFS Bank, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of WSFS Bank;

(b)
Influence or attempt to influence dividend policies and practices of WSFS Financial or WSFS Bank or any decisions or policies of WSFS Financial or WSFS Bank as to offering or exchange of any securities;

		(c)	Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charter of WSFS Financial or WSFS Bank;

		(d)	Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of WSFS Financial or WSFS Bank; or

		(e)	Seek or accept access to any non-public information concerning WSFS Financial or WSFS Bank;

B.
The Peninsula Group is not, and, except for the Stock Purchase Agreement, which provides for the purchase by Peninsula Investment of shares of Common Stock and the Warrant and for the appointment of Mr. R. Ted Weschler, as the representative of the Peninsula Group, to the Board of Directors of WSFS Financial, will not be a party to any agreement with WSFS Financial or WSFS Bank;

C.
The Peninsula Group shall not assist, aid or abet any of the Peninsula Group’s affiliates or associates that are not parties to this Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of this Agreement;

D.	Any amendment to this Agreement shall only be proposed in connection with an amended rebuttal filed by the Peninsula Group with the Office for its determination;

E.
Prior to the acquisition of any shares of “Voting Stock” of WSFS Financial as defined in the Regulations in excess of 24.99 percent of a class of voting stock of WSFS Financial, any required filing will be made by the Peninsula Group under the Control Act or the Holding Company Act and either approval of the acquisition under the Holding Company Act shall be obtained from the Office or any Notice filed under the Control Act shall be cleared in accordance with the Regulations;

F.
At any time during which 10 percent or more of any class of Voting Stock of WSFS Financial or WSFS Bank is owned or controlled by the Peninsula Group, no action which is inconsistent with the provisions of this Agreement shall be taken by the Peninsula Group until the Peninsula Group files and either obtains from the Office a favorable determination with respect to either an amended rebuttal, approval of an Application under the Holding Company Act, or clearance of a Notice under the Control Act, in accordance with the Regulations;

G.
Where any amended rebuttal filed by the Peninsula Group is denied or disapproved, the Peninsula Group shall take no action which is inconsistent with the terms of this Agreement, except after either (1) reducing the amount of shares of Voting Stock of WSFS Financial owned or controlled by the Peninsula Group to an amount under 10 percent of a class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations; or (2) filing a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either obtaining approval of the Application or clearance of the Notice, in accordance with the Regulations;

H.
Where any Application or Notice filed by the Peninsula Group is disapproved, the Peninsula Group shall take no action which is inconsistent with the terms of this Agreement, except after reducing the amount of shares of Voting Stock of WSFS Financial owned or controlled by the Peninsula Group to an amount under 10 percent of any class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

I.
Should circumstances beyond the Peninsula Group’s control result in the Peninsula Group being placed in a position to direct the management or policies of WSFS Financial or WSFS Bank, then the Peninsula Group shall either (1) promptly file an Application under the Holding Company Act or a Notice under the Control Act, as appropriate, and take no affirmative steps to enlarge that control pending either a final determination with respect to the Application or Notice, or (2) promptly reduce the amount of shares of WSFS Financial Voting Stock owned or controlled by the Peninsula Group to an amount under 10 percent of any class of Voting Stock or immediately cease any actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

J.
By entering into this Agreement and by offering it for reliance in reaching a decision on the request to rebut the presumption of control under the Regulations, as long as 10 percent or more of any class of Voting Stock of WSFS Financial is owned or controlled, directly or indirectly, by the Peninsula Group, and the Peninsula Group possesses any Control Factor as defined in the Regulations, the Peninsula Group will submit to the jurisdiction of the Regulations, including (1) the filing of an amended rebuttal or Application or Notice for any proposed action which is prohibited by this Agreement, and (2) the provisions relating to a penalty for any person who willfully violates or with reckless disregard for the safety or soundness of a savings association participates in a violation of the Holding Company Act and the Regulations thereunder, and any regulation or order issued by the Office;

K.
Any violation of this Agreement shall be deemed to be a violation of the Holding Company Act and the Regulations, and shall be subject to such remedies and procedures as are provided in the Holding Company Act or Control Act and the Regulations for a violation thereunder and in addition shall be subject to any such additional remedies and procedures as are provided under any other applicable statutes or regulations for a violation, willful or otherwise, of any agreement entered into with the Office.

III.
This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties thereto. It shall not be necessary that any one counterpart be signed by all of the parties hereto as long as each of the parties has signed at least one counterpart.

IV.	This Agreement shall be interpreted in a manner consistent with the provisions of the Rules and Regulations of the Office.

V.
This Agreement shall terminate upon (i) the approval by the Office of the Peninsula Group’s Application under the Holding Company Act or clearance by the Office of the Peninsula Group’s Notice under the Control Act to acquire control of WSFS Financial and WSFS Bank and consummation of the transaction as described in such Application or Notice, (ii) in the disposition by the Peninsula Group of a sufficient number of shares of WSFS Financial, or (iii) the taking of such other action that thereafter the Peninsula Group is not in control and would not be determined to be in control of WSFS Financial and WSFS Bank under the Control Act, the Holding Company Act or the Regulations of the Office as in effect at that time.

VI.	IN WITNESS THEREOF, the parties thereto have executed this Agreement by their duly authorized officer.

PENINSULA INVESTMENT PARTNERS, L.P.
Dated:	September 1, 2009	By:	Peninsula Capital Appreciation, LLC
		Its:	General Partner

		By:	/s/ R. Ted Weschler
R. Ted Weschler
		Its:	Managing Member

PENINSULA CAPITAL APPRECIATION, LLC

Dated:	September 1, 2009	By:	/s/ R. Ted Weschler
R. Ted Weschler
		Its	Managing Member

PENINSULA CAPITAL ADVISORS, LLC

Dated:	September 1, 2009	By:	/s/ R. Ted Weschler
R. Ted Weschler
		Its	Managing Member

Dated:	September 1, 2009	By:	/s/ R. Ted Weschler
R. Ted Weschler

OFFICE OF THRIFT SUPERVISION

Dated:	9/17/09	By:	/s/ Michael E. Finn
Michael E. Finn

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